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     Filed with the Securities and Exchange Commission on January 19, 1996
                                 1933 Act File Nos. 33-67118, 33-59143, 33-64321
                                                     1940 Act File No. 811-07946


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13E-4


                          ISSUER TENDER OFFER STATEMENT
     (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                      EV CLASSIC SENIOR FLOATING-RATE FUND
                                (Name of Issuer)

                      EV CLASSIC SENIOR FLOATING-RATE FUND
                      (Name of Person(s) Filing Statement)

                Shares of Beneficial Interest, Without Par Value
                         (Title of Class of Securities)

                                   269261 10 3
                      (CUSIP Number of Class of Securities)

                               H. Day Brigham, Jr.
                             Eaton Vance Management
                 24 Federal Street, Boston, Massachusetts 02110
                                 (617) 482-8260
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                January 22, 1996
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                            Calculation of Filing Fee
                            -------------------------

Transaction Valuation                                       Amount of Filing Fee
----------------------------------------------------        --------------------

No. of Shares        Price/Share         Total Value
-------------        -----------         -----------

3,000,000            $9.99               $29,970,000        $5,994

/  /  Check box if any part of the fee is offset as provided by Rule
      0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
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Background
----------

         EV Classic Senior Floating-Rate Fund (the "Fund"), is a closed-end, non-diversified management investment company (File Nos. 33-64321 and 811-07946) registered under the Investment Company Act of 1940 (the "1940 Act"). As a closed-end investment company, the Fund does not redeem its shares, but the Fund continuously offers its shares at net asset value. However, the Fund makes quarterly tender offers (at the discretion of the Board of Trustees) to provide some measure of liquidity to the Fund's shareholders because the Fund's shares are not listed on an exchange or traded in the over-the-counter market.

         The Fund operates in the "master-feeder" structure and invests all of its assets in the Senior Debt Portfolio (the "Portfolio"), a separate closed-end non-diversified management investment company registered under the 1940 Act (File No. 811-8876). The Portfolio also continuously offers its interests, but the interests are offered privately (i.e., without conducting a public offering under the Securities Act of 1933), and are held by an extremely small number of feeder funds. In order to continue to provide liquidity to Fund shareholders (and to the shareholders of any other feeder fund), the Portfolio also intends to conduct periodic tender offers.

         Eaton Vance Prime Rate Reserves is a "sister" feeder fund of the Fund, is registered under the 1940 Act as a closed-end, non-diversified management investment company, and also offers its shares to the public (File Nos. 33-63623 and 811-05808). This Fund also invests its assets in the Portfolio, and in order to provide liquidity to its shareholders, expects to conduct periodic tender offers.

Introduction
------------

The following is a cross-reference sheet pursuant to General Instruction B of
Schedule 13E-4 showing the location in the Offer To Purchase dated January 22, 1996 of EV Classic Senior Floating-Rate Fund (the "Offer To Purchase"), submitted herewith as Exhibit 2, of the information required by Schedule 13E-4. All of the information contained under the below-referenced captions of the Offer To Purchase is hereby incorporated by reference.


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Schedule 13E-4 Item and Caption          Caption in Offer To Purchase
-------------------------------          ----------------------------

Item 1   Security and Issuer
         ----------------------------

         (a).........................    Heading.

         (b) and (c).................    Heading.  Letter. Price;
                                         Number of Shares. Selected Financial
                                         Information.

         (d).........................    Inapplicable.

Item 2   Source and Amount of Funds
         or Other Consideration
         ----------------------------

         (a).........................    Heading.  Source and Amount of Funds.

         (b).........................    Inapplicable.

Item 3   Purpose of the Tender Offer
         and Plans or Proposals of
         the Issuer or Affiliate
         ----------------------------

         (a) through (f).............    Purpose of the Offer.  Certain Effects
                                         of the Offer.

                                         The Fund has no present plans or
                                         proposals which relate to or would
                                         result in any extraordinary corporate
                                         transaction, such as a merger,
                                         reorganization, or liquidation,
                                         involving the Fund; a sale or transfer
                                         of a material amount of assets of the
                                         Fund; any material changes in the
                                         Fund's present capitalization (except
                                         as resulting from the Offer or
                                         otherwise set forth in the Offer to
                                         Purchase); or any other material change
                                         in the Fund's corporate structure or
                                         business as a non-diversified
                                         closed-end management investment
                                         company.

         (g) through (j).............    Inapplicable.

Item 4   Interest in Securities          Selected Financial
         of the Issuer                   Information.
         ----------------------------

Item 5   Contracts, Arrangements         No such contracts,
         Understandings or               arrangements, understandings
         Relationships with              or relationships exist between
         Respect to the Issuer's         the Fund and any person with
         Securities                      respect to the tender offer.
         ----------------------------

Item 6   Persons Retained,               Letter.  No person has been
         Employed or to Be               authorized to make
         Compensated                     solicitations or
         ----------------------------    recommendations with respect
                                         to the Offer to Purchase.

Item 7   Financial Information
         ----------------------------

         (a)(1) (2) (3) and (4)......    Reference is hereby made to the
                                         Selected Financial Information in the
                                         Offer to Purchase, to the Audited
                                         Financial Statement dated December 7,
                                         1994 filed as Exhibit (g)(1) to
                                         Schedule 13E-4 filed with the
                                         Commission on April 24, 1995 (Accession
                                         No. 0000898432-95-000141), and to the
                                         Unaudited Financial Statements dated
                                         June 30, 1995 filed with the Commission
                                         pursuant to Section 30(b)(2) under the
                                         Investment Company Act of 1940 on
                                         August 24, 1995 (Accession No.
                                         0000950156-95-000623) all of which are
                                         incorporated herein by reference.

         (b)(1) (2) and (3)..........    Inapplicable.

Item 8   Additional Information
         ----------------------------

         (a).........................    Contracts and Relationships with
                                         Affiliates.
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                                         Eaton Vance Distributors, Inc. ("EVD")
                                         is a wholly-owned subsidiary of Eaton
                                         Vance Management, which is a
                                         wholly-owned subsidiary of Eaton Vance
                                         Corp. EVD serves as the Fund's
                                         principal underwriter.

         (b) through (d).............    Inapplicable.

         (e).........................    Withdrawal Rights.  Early Withdrawal
                                         Charge. Extension of Tender Period;
                                         Termination; Amendment. Tax
                                         Consequences.

Item 9   Material to be Filed
         as Exhibits
         ----------------------------

         (a) (1).....................    Advertisement printed in THE WALL
                                         STREET JOURNAL.

             (2).....................    Offer to Purchase (including Selected
                                         Financial Information).

             (3).....................    Letter of Transmittal.

         (b).........................    Inapplicable.

         (c).........................    Inapplicable.

         (d) through (f).............    Inapplicable.

         (g) (1).....................    Audited Financial Statement of the Fund
                                         at December 7, 1994 filed as Exhibit
                                         (g)(1) to Schedule 13E-4 filed with the
                                         Commission on April 24, 1995 (Accession
                                         No. 0000898432-95-000141) and Unaudited
                                         Financial Statements dated June 30,
                                         1995 filed with the Commission pursuant
                                         to Section 30(b)(2) under the
                                         Investment Company Act of 1940 on
                                         August 24, 1995 (Accession No.
                                         0000950156-95-000623), both of which
                                         are incorporated herein by reference.
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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 19, 1996             /s/ James B. Hawkes
-----------------          ------------------------------------
(Date)                     James B. Hawkes, President of
                           EV Classic Senior Floating-Rate Fund
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                                  EXHIBIT INDEX


         The following exhibits are filed as part of this Issuer Tender Offer Statement.



Exhibit No.       Description
-----------       -----------

(a)(1)            Advertisement printed in THE WALL STREET JOURNAL

(a)(2)            Offer to Purchase (including Selected Financial Information)

(a)(3)            Letter of Transmittal